INDOSAT PLANS TO ISSUE INDOSAT BOND V AND INDOSAT SUKUK IJARAH II 2007

Jakarta, 18 April 2007, Today PT Indosat Tbk. (“Indosat” or “Company”) held a Public Expose with the intention to issue the Indosat Bonds V 2007 and the Indosat Sukuk Ijarah II 2007 both in Rupiah currencies. The proceed will be used to finance the Company’s capital expenditure plans.

“Having regained our growth momentum in the second half of 2006, Indosat is now embarking on an aggressive network expansion plan. The issuance of the Indosat Bond V Year 2007 and the Indosat Sukuk Ijarah 2007 is to support this business expansion and is expected to meet the expectation of potential bond holders of both the conventional and shariah markets. We believe that this will also contribute to the growth of the shariah market in Indonesia as Indosat will be issuing the third shariah bond this year.”, said Kaizad B. Heerjee, Deputy President Director PT Indosat during the Public Expose today.

The maximum of total issuance is Rp 2,000,000,000,000 (two trillon rupiah) and comprised of both Conventional Bonds and Shariah Bond (Sukuk Ijarah). The indicative structure would be:

Conventional Bonds

Name

:

Indosat Bonds V Year 2007 (A Series and B Series)

Amount

:

Up to Rp1,700,000,000,000 (one trillion seven hundred billion rupiah)

Maturity

:

A Series; 7 (seven) years

B Series; 10 (ten) years

Indicative coupon rate

:

A Series, 7 (seven) years fixed rate ranging from10.15% to

10.50%  per annum

B Series, 10 (ten) years fixed rate ranging from10.65% to

10.90%  per annum

Collateral

:

Clean

Shariah Bond

Name

:

Indosat Sukuk Ijarah II Year 2007

Amount

:

Up to Rp 300,000,000,000 (three hundred billion rupiah)

Maturity

:

7 (seven) years

Ijarah Fee Installment

:  Ranging from Rp 30.45 billion to Rp 31.50 billion per annum

Collateral

:

Clean

From the total issuance of Rp2,000,000,000,000 (two trillion rupiah), the composition of each Conventional and Shariah Bond will be determined after book building.

Pefindo has rated Indosat and its Bonds offering at idAA+ stable outlook for Indosat Bonds V Year 2007 and idAA(sy)+ stable outlook for Indosat Sukuk Ijarah Year 2007.

The bookbuilding will be on 18 until 30 April 2007 and the expected issue date will be on 29 May 2007. Indosat plans to list the Bonds on the Surabaya Stock Exchange.

Acting as Lead Underwriter for the Bonds are PT Andalan Artha Advisindo Sekuritas (“AAA Sekuritas”) and PT Danareksa Sekuritas (“Danareksa”).

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunications or fixed voice service (IDD service such as IDD 001, IDD 008 and FlatCall 01016 and fixed wireless access such as StarOne and I-Phone). Indosat also provides fixed data (MIDI) services through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3.5 G cellular service with HSDPA technology. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For furter information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Divisi Investor Relations

Telp : 62-21-3869615

Fax  : 62-21-3804045

E-mail : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.